News Release	TSX, AMEX Symbol: NG

NovaGold Announces Q3 Financial Results and Project Update

October 13, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX/AMEX: NG) is pleased to report its financial and operating results for the three months and nine months ended August 31, 2006, together with an update of the Company’s development activities. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects including resource estimates, can be found on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

PRESIDENT’S REPORT TO SHAREHOLDERS

NovaGold is pleased to reports its financial and operating results for the three and nine month period ended August 31, 2006, together with an update of the Company’s activities and coming milestones. Since NovaGold’s last quarterly report, released in July, the Company achieved several important milestones as part of the Company’s continued rapid growth. We completed the acquisition of Coast Mountain Power, securing a run-of-river hydroelectric project to deliver “green” low-cost power to the Galore Creek project and demonstrating our continued commitment to environmental sustainability. We updated resource estimates using 2005 drilling results and current economic parameters and released 2006 drilling results, increasing our Measured and Indicated resources and showing potential for resource expansion and conversion of Inferred Resources to Measured and Indicated Resources. A particularly exciting achievement was the receipt of final permits and the start of construction at Rock Creek mine, with gold production targeted for May 2007. Other project-specific achievements are outlined below.

Each milestone we achieve moves NovaGold one step closer to becoming a gold producer, a transition that should considerably increase shareholder return with a market revaluation. Major upcoming milestones for increased shareholder value include:

Q4 2006	•	Galore Creek Feasibility Study scheduled for completion
	•	Completion of Donlin Creek and Galore Creek 2006 drilling programs
	•	Galore Creek resource update based on 35,000 meters of drilling in 2006
Q1 2007	•	Donlin Creek resource update based on 80,000 meters of drilling in 2006
	•	Galore Creek Environmental Assessment Certificate expected to be issued
	•	Anticipate selection of financing partner for Galore Creek
Q2 2007	•	Board decision to start construction at Galore Creek, upon receipt of permits
	•	Anticipated start of gold production at Rock Creek mine in Nome, Alaska
Q4 2007	•	Barrick back-in deadline for Donlin Creek

Project Review

Donlin Creek Project

NovaGold owns a 70% interest in the Donlin Creek deposit in a joint venture with Barrick Gold Corporation (30%). The deposit, located in southwestern Alaska, is one of the largest undeveloped gold resources in the world. As currently envisioned, Donlin Creek would be one of only a handful of gold mines worldwide that produce over 1 million ounces of gold per year, making it a true world-class asset.

An independent Preliminary Economic Assessment of the project completed by SRK Consulting (US), Inc. was released on September 25th, confirming the economics of potentially one of the world’s largest open-pit gold mines (for further details on the SRK study see NovaGold’s September 25, 2006 news release and associated technical report on NovaGold’s website at www.novagold.net or on SEDAR at www.sedar.com).

The Donlin Creek Joint Venture approved an 80,000 meter drill program for 2006, including infill drilling targeting conversion of Inferred Resources to Measured and Indicated Resources, exploration expansion drilling, geotechnical drilling and carbonate resource drilling. Through mid-September, just over 56,500 meters of drilling has been completed, and Barrick has provided results for 74 of 171 completed drill holes. Historic drilling at Donlin Creek has converted more than 80% of targeted Inferred Resources to Measured & Indicated Resources. Under the Donlin Creek Mining Venture Agreement, NovaGold has requested that Barrick provide the Company with information on the project from its exploration and development activities. Additional drill results will be released from the program as they are made available to NovaGold. The Company plans to complete an independent update of the Donlin Creek resource estimates once all the results from the 80,000 meter program have been received. These results are anticipated to convert a significant portion of the in-pit Inferred resources to Measured and Indicated resources.

Under the terms of a back-in arrangement outlined in the Mining Venture Agreement, Barrick has an option to earn an additional 40% interest (bringing its total to a 70% interest) in the joint venture. NovaGold believes it will not be possible for Barrick to meet the terms and conditions of the Agreement, and on August 25th filed a lawsuit against Barrick in the United States District Court of Alaska seeking, among other remedies, a declaratory judgment to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek, and an order to the effect that it is impossible for Barrick to satisfy these requirements, in which case NovaGold expects to be appointed as manager of the project in place of Barrick. The Court concluded there is a “genuine dispute” as to Barrick’s ability to meet the conditions required to earn a 70% interest in Donlin Creek, and the Company’s litigation is still pending.

Galore Creek Project

Located within the Stikine Gold Belt of northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold-silver projects worldwide. As envisioned, the Galore Creek deposit would be developed by conventional open-pit mining methods at a 65,000 tonnes-per-day processing rate over a minimum 20-year mine life. A final Feasibility Study for the project, prepared by Hatch Ltd., is scheduled for completion this quarter.

The Galore Creek environmental assessment process was initiated in February 2004. As part of the environmental assessment review process, a series of public meetings were held in various communities in the Galore Creek region, with the public and regulator comment periods running from July 10th to September 8th and 22nd, respectively. The Galore team is preparing responses to the comments, and will also be consulting with regulators and the Tahltan First Nation on the process. Provincial regulators have indicated that the permitting process is on schedule and the Environmental Assessment Certificate decision is anticipated in the first quarter of 2007, with construction targeted to begin in the second quarter of 2007.

As part of the concurrent permitting process, NovaGold has filed an application with the B.C. Government to obtain a surface lease over a portion of the Grace claims, under option from Pioneer Metals, where NovaGold intends to build a tailings and waste rock storage facility for the Galore Creek project. A recent report from the British Columbia Ministry of Energy, Mines and Petroleum Resources has concurred that NovaGold’s drilling on the Grace property over the past 3 years is sufficient to confirm that there is no economic mineralization in the area proposed for a tailings and waste storage facility. The Ministry’s findings are an important confirmatory step in the development of the Galore Creek project. A final decision on granting a surface lease from the B.C. Government would be expected after issuance of the Environmental Assessment certificate in the first quarter of 2007.

NovaGold is nearing completion of its 2006 expansion drilling program at Galore Creek. Additional results from this 35,000 meter program are expected over the coming weeks. Drilling to date has shown significant potential to expand the open pit resource. An updated resource estimate based on this season’s drilling will be completed in the fourth quarter of 2006, along with the Galore Creek Feasibility Study.

Nome Operations

NovaGold envisions development of Nome Operations as an integrated operation that includes the Rock Creek and Big Hurrah deposits and the Nome Gold alluvial deposits. Rock Creek, located 12 kilometers (7 miles) from town of Nome, Alaska, will be NovaGold’s first project to achieve commercial operation, with gold production targeted for mid-2007. Mine construction began on August 22, 2006 upon receipt of final permits and construction approval by NovaGold’s Board of Directors. The mine is expected to produce an average of 100,000 ounces of gold per year from a conventional open-pit year-round mining operation.

The Rock Creek project is accessed by state-maintained roads and benefits from the presence of nearby town-site infrastructure and power. Simple mining and processing, modest capital costs and significant resource expansion potential makes Rock Creek an ideal project for NovaGold to transition from an exploration-stage company to a gold producer. Rock Creek will have minimal environmental impact and provide significant economic benefits to the local community, including the creation of 135 full-time jobs.

Looking Ahead

NovaGold has made exceptional progress over the past year on all of its projects, and even in the face of a hostile bid from Barrick, we have continued to build our experienced construction and operations teams and demonstrate the potential to deliver resource expansion through our exploration activities. We will continue to advance our substantial resources toward production, aiming to create shareholder value by achieving market revaluation as a gold producer in 2007.

This is an exciting time for the Company, and we are working on many fronts to deliver enhanced shareholder value. We are well positioned to take full advantage of the growing demand for metals and become North America’s next mid-tier gold and copper producer. We look forward to reporting on further positive developments on the Company’s projects during the coming months.

FINANCIAL RESULTS

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (“NovaGold” or the “Company”) is dated October 10, 2006 and provides an analysis of NovaGold’s financial results for the quarter and nine months ended August 31, 2006 compared to the same periods in the previous year. At October 10, 2006 the Company had 92.0 million common shares issued and outstanding. The following information should be read in conjunction with the Company’s August 31, 2006 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2005, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements. All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.net or on SEDAR at www.sedar.com.

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and British Columbia. NovaGold is advancing three of the largest undeveloped resources in North America: the Galore Creek copper-gold-silver project, the Donlin Creek gold project in partnership with a subsidiary of Barrick Gold Corp. (“Barrick”) and the Ambler project in partnership with subsidiaries of Rio Tinto. NovaGold had $158 million of unrestricted cash at August 31, 2006 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of Operations

The Company reported a net loss after tax of $2.6 million (or $0.03 per share) for the quarter ended August 31, 2006, compared with a net loss after tax of $1.5 million (or $0.02 per share) for the same quarter in 2005. On July 24, 2006, Barrick announced an unsolicited bid (“Barrick Bid”) for the Company and frustrated NovaGold’s bid for all the common shares of Pioneer Metals Corporation (“Pioneer”). The Company incurred legal and advisory costs related to Barrick’s actions (“Barrick

Costs”) of approximately $4.7 million during the quarter ended August 31, 2006 and had these costs not been incurred NovaGold would have made a profit during the quarter. The Barrick Costs were offset in the quarter ended August 31, 2006 by an increase in net revenues of $1.3 million, a foreign exchange gain of $0.6 million and a future income tax recovery of $3.5 million. The Company continues to incur substantial costs related to the Barrick Bid and has material ongoing commitments to advisors related to the Barrick Bid that would be expensed in future periods.

Net revenues from interest income and the Company’s land and gravel sales, gold royalties and other revenues totaled $2.4 million in the quarter ended August 31, 2006, compared with $1.1 million for the same quarter in 2005. The increase was due to the $1.8 million increase in interest income due to higher cash balances invested and generally higher interest rates, particularly for the US funds invested.

Expenses were $8.6 million for the quarter ended August 31, 2006 compared with $2.3 million in the same quarter in 2005. During the quarter, the Company recorded professional fees of $5.4 million, an increase of $5.2 million compared with the same quarter in 2005. The increase is due mainly to the Barrick Costs. In the quarter the Company recorded $1.2 million for stock-based compensation compared with $0.1 million in the previous year. The difference is largely due to timing of vesting of options. The accounting for stock-based compensation includes an equivalent amount in shareholders’ equity, so there is no net effect on shareholders’ equity as a result of this charge.

Overall general and administrative costs, salaries and corporate development and communication have increased by $1.2 million to $2.6 million in the third quarter of 2006 compared with $1.4 million in the same quarter in 2005. General and administrative costs and salaries have increased because of the Company’s continued growth and increased activity.

In the quarter ended August 31, 2006 the Company also recorded a dilution gain of $0.1 million from its ownership of common shares of Alexco Resource Corp. (“Alexco”) resulting in a net dilution gain of $0.4 million for the nine months ended August 31, 2006. A dilution loss of $0.3 million was recorded in the quarter ended August 31, 2005, resulting in the $0.3 million dilution loss for the nine months ended August 31, 2005.

The Company reported a net loss of $11.1 million (or $0.14 per share) for the nine months ended August 31, 2006 compared with a net loss of $8.4 million (or $0.13 per share) for the same period in 2005. The results for the Company include a non-cash charge for stock-based compensation of $4.9 million compared with $4.3 million for the same period in 2005. The major influence on the increase in net loss of $2.7 million for the nine months was the Barrick Costs of $4.7 million. In addition, increases in general and administrative costs of $1.0 million and in salaries of $1.0 million were more than offset by a future income tax recovery of $1.4 million and by an increase in net revenue of $4.0 million.

For the nine months ended August 31, 2006 net revenues increased by $4.0 million due to an increase of $4.0 million in interest income from the investment of the net proceeds of $189 million from the Company’s public offering completed in early February 2006.

Expenses for the nine months ended August 31, 2006 totaled $18.8 million compared with $10.1 million in the same period in 2005. The main components of this increase were (a) the increase in foreign exchange loss of $0.8 million resulting from the effect of the strengthening Canadian dollar against the US dollar on the Company’s US dollar funds held to fund anticipated US dollar expenditures, (b) the increase in professional fees of $5.7 million due mainly to the Barrick Costs, the Company’s unsuccessful bid for all the common shares of Pioneer and also due to costs related to Sarbanes-Oxley compliance work, and (c) the increase of $1.0 million in general and administrative costs and $1.0 million in direct salaries and benefits as a result of expanded staff resources and support costs in all areas to meet the needs created by the more advanced stages of the Company’s projects and an expanded shareholder base.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the third quarter, the Company expended $19.3 million on mineral properties and related deferred costs ($31.4 million for the nine months ended August 31, 2006) compared with $26.9 million for the same quarter in 2005 ($42.4 million for the nine months ended August 31, 2005). The overall expenditures in 2006 increased compared with 2005 mainly because of the increased activity related to the Galore Creek and the Rock Creek projects. The Company is eligible to receive investment tax credits (“ITC’s”) related to some of its mineral property expenditures. The ITC’s are accounted for as a reduction in the cost of the mineral properties when accrued.

The majority of the expenditures at Galore Creek in the nine months ended August 31, 2006 related to finalizing the engineering and environmental work for the submission of an Environmental Assessment Report that was submitted in May 2006, and pre-construction activities. During the quarter ended August 31, 2006 the Company reported an updated independent National Instrument 43-101 compliant resource estimate for the Galore Creek project (see August 24th and August 31st 2006 news releases for details) based on drilling completed through 2005. For the nine months ended August 31, 2006 the Company drilled over 20,000 meters at Galore Creek. An updated resource estimate that includes results from the 2006 drill program is planned shortly once sufficient assay results become available. This updated resource estimate will be used in the final Feasibility Study for the Galore Creek project, scheduled for completion before the year end.

The Company’s joint venture partner at Donlin Creek, a subsidiary of Barrick, has provided notice that the required level of expenditures had been met at March 31, 2006 as part of the back-in requirements under the Donlin Creek Mining Venture Agreement. The Company has accrued US$18.3 million of exploration costs based on 70% ownership of the project from a budget prepared and provided by the joint venture partner to the joint venture committee. The Company has not been able to obtain confirmation of actual costs incurred at the project to August 31, 2006 and actual results could differ materially from these budgeted amounts.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of the Nome land sales, stock option grants, taxation and the write-offs of mineral property costs previously capitalized. The main fluctuations over the previous eight quarters related to stock options and taxation. The majority of the Company’s properties are not yet in production; consequently the Company believes that its period income or loss (and consequent income or loss per share) is not a significant factor to investors in the Company. The Company’s sales revenues, a portion of expenses, and a significant amount of cash balances are denominated in US dollars. The overall strengthening of the Canadian dollar vs the US dollar has resulted in an exchange loss of $0.7 million for the nine months ended August 31, 2006 ($0.6 million exchange gain for the quarter ended August 31, 2006). For the three and nine months ended August 31, 2005 the Company reported negligible foreign exchange gains or losses as the Company’s cash balances were predominantly held in Canadian funds.

Liquidity and Capital Resources

The Company recorded total cash increases from operating activities of $12.5 million during the nine months ended August 31, 2006 compared with total cash increase of $3.4 million in the same period in 2005. The improvement in cash flow from operating activities resulted primarily from an increase in accounts payable and accrued liabilities during the nine months in 2006 and 2005.

The Company received net proceeds of $196.2 million from a public offering and the exercise of stock options and warrants in the nine months ended August 31, 2006 compared with $60.0 million from a private placement and the exercise of stock options in the nine months ended August 31, 2005.

The Company expended $84.2 million on investing activities in the nine months ended August 31, 2006 compared with $53.7 million in the same period in 2005. Of this amount $3.0 million was invested in the acquisition of 1.2 million shares in Alexco, $42.2 million was expended on property, plant and equipment mainly for the Rock Creek mine construction and pre-construction costs for Galore Creek, and $31.4 million was expended on exploration mainly on the Galore Creek and Rock Creek projects.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At August 31, 2006, the Company’s aggregate commitments for operating leases totaled $3.0 million. These operating leases include the Company’s leased head office location and certain office equipment. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars
$
2006	96
2007	383
2008	383
2009	364
2010	305
Thereafter	1,420

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At August 31, 2006 the Company had unrestricted cash and cash equivalents of $157.8 million. On February 8, 2006 the Company issued by way of public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188 million. The net proceeds from the financing were planned to be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes. NovaGold subsequently elected to have Barrick finance NovaGold’s share of the costs to completion of the final feasibility study on Donlin Creek. The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above.

In 2006, the Company has budgeted to invest a minimum of $75 million on its share of exploration and development programs on its properties. This work is anticipated to include a minimum of 120,000 meters of drilling, including that funded by joint venture partners, with the majority of the work focused on the Donlin Creek, Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend approximately $40 million on programs that are planned to lead to completion of a feasibility study in the fourth quarter of 2006 and to assist permit completion in 2007. Included in the budget are approximately 18,000 meters of infill and exploration drilling, continuation of detailed design, particularly of the road access, continued metallurgical testing, monitoring and community projects as well as the US$7.5 million property payment due in October 2006. The Company is reviewing activities and the ordering of long lead time equipment that may be carried out prior to obtaining development permits but which may assist the construction timeline at Galore Creek. The Company’s Board has approved up to an additional $49 million of expenditures at Galore Creek in calendar 2006 related to pre-construction activities.

NovaGold currently has sufficient funds to meet its approved expenditures and contractual commitments. However, in order to meet its expected schedule for construction at Galore Creek, assuming successful permitting and a positive construction decision, the Company anticipates that long term contracts for road and portal construction, and ordering of mining equipment will need to be considered within the next few months. Should such contracts be initiated it is expected that significant additional financing will be necessary in order to cover these commitments.

At Rock Creek (and Big Hurrah) the Company planned a two staged approach. An amount of US$26 million was budgeted in 2006 for ongoing development work, design, engineering, permit work and purchase of critical equipment and consumables, as well as a planned 10,000 meter drill program. This amount was increased by US$10 million to allow for continuing pre-construction activities. The second stage of this project began when permits were received at the end of August and the Board of Directors of the Company made a positive production decision to build a mine at Rock Creek and facilities at Big Hurrah. A further budget of approximately US$20 million was added for construction work and commitments in 2006.

At the Ambler project, the Company plans to spend US$4 million completing a resource estimation and scoping study, continuing transportation and power studies, carrying out further metallurgical test work and undertaking a minimum 3,000 meter drilling program focusing on new areas along the Ambler belt.

In May 2006 the Company entered into an agreement to acquire all of the outstanding common shares and stock options of Coast Mountain Power Corp. (“Coast Mountain”) by way of plan of arrangement. Under the plan, shares of Coast Mountain were exchanged for NovaGold shares at a ratio valued at $2.20 per Coast Mountain share, based on the weighted average trading price of NovaGold’s shares over a fixed period prior to the effective date of the arrangement. In August 2006 Coast Mountain shareholders received approximately 0.1245 of a NovaGold common share for each outstanding Coast Mountain common share. NovaGold issued approximately 2.5 million common shares in connection with the acquisition. The transaction has a total value of approximately $44 million, before expenses. The common shares of Coast Mountain were subsequently delisted from the TSX Venture Exchange.

The Company has budgeted an additional $2 million to prepare an updated feasibility study on Coast Mountain’s Forrest Kerr project and to evaluate the potential expenditures on the related power line and infrastructure improvements for Forrest Kerr that may also benefit the Company’s Galore Creek project.

On June 19, 2006 NovaGold announced an all-cash offer to acquire all of the outstanding common shares of Pioneer at a price of 57 cents per share. On July 24, 2006, Barrick, NovaGold’s joint venture partner at Donlin Creek through Barrick’s subsidiary, Placer Dome U.S. Inc., announced an all-cash offer to acquire all of the outstanding common shares of Pioneer at a price of $1.00 per share and at the same time announced an unsolicited all-cash offer to acquire all of the outstanding common shares of the Company for US$14.50 per share. The Company’s board of directors has rejected this offer in a circular dated August 12, 2006. In September, Barrick has taken up and paid for 89% of Pioneer’s issued shares. The Company has expensed the legal and related fees associated with the Company’s offer for Pioneer.

Barrick has given notice to NovaGold that Placer Dome US/Barrick has met the US$32 million expenditure requirement at Donlin Creek. NovaGold has accepted this notice subject to review and audit. Barrick has indicated a significant budget for Donlin Creek for calendar 2006. The Company has recorded US$18.3 million which represents the portion of exploration costs based on a 70% ownership of the property and based on a budget provided by Barrick. NovaGold has, under the Mining Venture Agreement, requested that these funds be advanced by Barrick, with interest and a right to lodge security against NovaGold’s share of the property.

ABOUT NOVAGOLD

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future developments in Barrick’s tender offer for all of the outstanding shares of NovaGold’s capital stock; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; and NovaGold’s future operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property; uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto; uncertainties about the conduct of Barrick’s tender offer, including any future modifications to the terms of Barrick’s tender offer; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

CAUTIONARY NOTE CONCERNING RESOURCE ESTIMATES

This press release and NovaGold’s Directors’ Circular uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred Resources are in addition to Measured and Indicated Resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this press release and NovaGold’s Directors’ Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

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CONTACTS

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Greg Johnson
Vice President, Corporate Communications and Strategic Development
(604) 669-6227 or 1-866-669-6227